

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2020

Charles Follini
President
Gateway Garage Partners LLC
6 West 20th Street
5th Floor
New York, NY 10011

      Re: Gateway Garage Partners LLC
          Amendment No. 1 to Draft Offering Statement on Form 1-A
          Submitted July 17, 2020
          CIK No. 0001812641

Dear Mr. Follini:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

General

1.   We note your response to comment 1. Please note that we continue to evaluate your response. We may have further comment.

2.   We note your response to comment 17. Your cover page continues to indicate that LEX Markets will pay the offering expenses associated with your offering. Please revise or advise. In addition, please explain to us in further detail how LEX Markets will provide a "comprehensive solution for satisfying the Company's ongoing disclosure obligations under Regulation A." Finally, please provide additional details regarding the agreement that LEX Markets and OpCo will enter into, which is referenced on page 5, and the "additional information" that will be provided to investors. In this respect, please note

that all material information that investors would need to make an investment decision must be included in the offering circular at the time of its qualification.

Conflicts of Interest, page 28

3.   We note your response to comment 8. Please expand your conflicts of interest disclosure to address the risks associated with Mr. Follini's interests in you and your manager and his ability to make decisions that may benefit your manager or himself.

LEX Markets Trading Platform, page 36

4.   We note your detailed disclosure regarding LEX Markets and, in particular, your discussion of the requirements for a "property" to be listed on LEX Markets. It is unclear to us the relevance of such information to your offering. In this respect, we note that you are offering LLC membership units. Please revise or advise.

Exhibits

5.   We note that you have removed your references to specific exhibits in your exhibits index. Please ensure that you provide all of the exhibits required by Item 17. Please confirm that you will file these exhibits and the exhibits requested by comments 4, 6, 13, and 14.

 You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Kenneth L. Betts, Esq.